                    [Letterhead of Andrews & Kurth L.L.P.]

                                                                    Exhibit 8.1

                         _____________________, 1995



Microwave Networks Incorporated
10795 Rockley Road
Houston, Texas 77099-3751

Dear Sirs:

          You have requested our opinion as to certain federal income tax consequences under the Internal Revenue Code of 1986, as amended (the "Code"), resulting from the proposed merger (the "Merger") of CMI Acquisition Corporation, a Texas corporation ("Acquisition Corp."), with and into Microwave Networks Incorporated, a Texas corporation (the "Company"), in return for voting stock of California Microwave, Inc., a Delaware corporation ("CMI"), pursuant to the Agreement and Plan of Reorganization and Merger dated January 31, 1995, among CMI, Acquisition Corp. and the Company, as amended (the "Merger Agreement"). This opinion is being delivered pursuant to Section 8.5 of the Merger Agreement.

          In rendering our opinion, we have assumed the Merger will occur in accordance with the Merger Agreement including any exhibits thereto, that no other arrangements between CMI, Acquisition Corp., the Company or any stockholders thereof exist other than those described in the Merger Agreement; and we have relied on and assumed to be accurate, as of date hereof and the Effective Time of the Merger, and, without further inquiry, the following representations made by and on behalf of the Company, CMI and Acquisition Corp. All terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

                               REPRESENTATIONS

     1. The fair market value of the CMI Common Stock and other consideration received by each Company stockholder will be approximately equal to the fair market value of the common stock of the Company surrendered in the exchange.

     2. Other than that which is set forth on Exhibit A, there is no plan or intention by the stockholders of the Company who own one percent or more of the common stock of the Company to sell, exchange, or other-wise dispose of any of the shares of CMI Common Stock received in the Merger. To the best of the knowledge of the Company's management, there is no plan or intention on the part of the remaining stockholders of the Company to sell, exchange or otherwise dispose of a number of shares of CMI Common Stock received in the Merger which, when added to the number of shares of CMI Common Stock represented on Exhibit A, would reduce the Company stockholders' ownership of CMI Common Stock to a number of shares having a value, as of the Effective Time of the Merger, of

Microwave Networks, Inc.
__________________, 1995
Page 2


          less than 50 percent of the value of all of the formerly outstanding stock of the Company as of the same date.

          For purposes of this representation, shares of the common stock of the Company exchanged for cash or other property or exchanged for cash in lieu of fractional shares of CMI Common Stock have been treated as outstanding common stock of the Company at the Effective Time of the Merger. Additionally, shares of common stock of the Company and shares of CMI Common Stock held by the Company stock-holders, if any, and otherwise sold, redeemed, or disposed of prior or subsequent to the Merger were considered in making this representation.

    3. Following the Merger, the Company will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and at least 90 percent of the fair market value of Acquisition Corp.'s net assets and at least 70 percent of the fair market value of Acquisition Corp.'s gross assets held immediately prior to the Merger.

         For purposes of this representation, amounts paid by the Company or Acquisition Corp. to dissenters, amounts paid by the Company or Acquisition Corp. to stockholders who receive cash or other property, amounts used by the Company or Acquisition Corp. to pay reorgani-zation expenses, and all redemptions and distributions (except for regular, normal dividends if any) made by the Company will be included as assets of the Company or Acquisition Corp., respectively, immediately prior to the Merger.

    4. Acquisition Corp. was formed solely to effectuate the Merger, has not carried on any business or engaged in any activity other than that necessary to accomplish the Merger and has no assets other than those required for incorporation under the laws of its state of incorporation.

    5.   Prior to the Merger, CMI will be in control of Acquisiton Corp.

         For purposes of this and the following representations, control is defined to mean the ownership of stock possessing at least 80 per-cent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation.

    6. The Company has no plan or intention to issue additional shares of its stock that would result in CMI losing control of the Company.

    7. CMI has no plan or intention to reacquire any of its stock issued in the Merger.

    8. CMI has no plan or intention to liquidate the Company subsequent to the Effective Time of the Merger; to merge the Company with or into another corporation subsequent to the Effective Time of the Merger; to sell or otherwise dispose of any of its assets or any assets acquired from

Microwave Networks, Inc.
__________________, 1995
Page 3


          Acquisition Corp. subsequent to the Effective Time of the Merger, except for dispositions made in the ordinary course of business.

     9. Acquisition Corp. will have no liabilities assumed by the Company, and will not transfer to the Company any assets subject to liabilities in the Merger.

    10. Following the Merger, the Company intends to, and CMI will cause the Company to, continue its historic business or use a significant portion of its historic business assets in a business.

    11. CMI, Acquisition Corp., the Company and the stockholders of the Company will each pay their respective expenses, if any, incurred in connection with the Merger.

    12. There is no intercorporate indebtedness existing between CMI and the Company or between Acquisition Corp. and the Company that was issued, acquired or will be settled at a discount.

    13. In the Merger, shares of the common stock of the Company representing control of the Company will be exchanged solely for voting stock of CMI.

          For purposes of this representation, shares of common stock of the Company exchanged for cash or other property originating with CMI have been treated as outstanding common stock of the Company on the Effective Time of the Merger.

    14. At the time of the Merger, the Company will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in the Company that, if exercised or converted, would affect CMI's acquisition or retention of control of the Company.

    15. CMI does not own, nor has it owned during the past five years, any shares of the capital stock of the Company.

    16. Neither CMI, Acquisition Corp. or the Company are investment companies.

          For purposes of this representation, an investment company means a regulated investment company (as defined in the Code), a real estate investment trust (as defined in the Code), or a corporation, 50 per-cent or more of the value of whose total assets are stock and securities and 80 percent or more of the value of whose total assets are assets held for investment within the meaning of
          Section 368(a)(2)(F)(iii) of the Code.

    17. At the Effective Time of the Merger, the fair market value of the assets of the Company will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which its assets are subject.

Microwave Networks, Inc.
__________________, 1995
Page 4

    18. The Company is not under the jurisdiction of a court in a case under Title 11 of the United States Code, or a receivership, foreclosure, or similar proceeding in a Federal or State court.

    19. None of the compensation received by any stockholder - employees of the Company will be separate consideration for, or allocable to, any of their shares of the common stock of the Company.

    20. Any CMI Common Stock held in the Escrow Fund pursuant to the Escrow Agreement will be legally outstanding as of the Effective Time of the Merger and will be shown as such on CMI's financial statements; and the dividend and voting rights on such shares will rest with the former MNI stockholders.

          We are of the opinion, based on existing provisions of the Code, existing Treasury regulations, existing court decisions, and existing public rulings and other administrative interpretations, and based on our review of such documents and such other matters as we have deemed necessary, on our discussions with management of the Company, the foregoing representations and assumptions and any representations contained in the Merger Agreement or Affiliates Agreement, or any exhibits thereto, all assumed to be accurate as of the date hereof and as of the Effective Time of the Merger, and the discussion in the next paragraph with regard to "continuity of interest," (i) that the Merger of Acquisition Corp. with and into the Company pursuant to the Merger Agreement and in accordance with applicable state law will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) that the section entitled "Terms of the Merger -- Principal Federal Income Tax Consequences" correctly describes the principal federal income tax consequences that will result to CMI, MNI and the MNI stockholders from the merger being such a reorganization.

          Company stockholders owning approximately 16.02% of the MNI Capital Stock outstanding immediately prior to the Effective Time of the Merger are partnerships that have indicated they intend to distribute the CMI Common Stock received by them to their partners after the release of earnings covering 30 days of combined operations of CMI and MNI. No representations as to such partners' intentions with respect to disposition of such stock have been obtained; however, the general partners of such partnerships have represented that, to the best of their knowledge, the distributee partners have no plan or intent to sell, exchange or otherwise dispose of any of the shares of CMI Common Stock distributed to them. In addition, a non-partnership holder of approximately 4.54% of the MNI Capital Stock outstanding immediately prior to the Effective Time of the Merger has indicated its intention to dispose of all of the shares of CMI Common Stock received in the Merger, and non-partnership holders of approximately 4% of MNI Capital Stock outstanding immediately prior to the Effective Time of the Merger have made no representation with regard to their intentions to distribute the shares of CMI Common Stock received in the Merger. One requirement in order for the Merger to constitute a reorganization within the meaning of Section 368(a) of the Code is a continuity of interest on the part of those who were the owners of the enterprise prior to the reorganization. Generally, this "continuity of interest" requirement is met so long as holders of MNI Capital Stock do not have a plan or intent to dispose of in excess of 50 percent of the CMI Common Stock to be received in the Merger. Although there is no direct legal precedent which addresses the matter, based on analogous authority including, but not limited to, Revenue Ruling 76-528, 1976-2 C.B. 103, we believe that the distribution by the partnerships to their partners discussed above will not erode the continuity of interest requirement provided the distributee partners have

Microwave Networks, Inc.
__________________, 1995
Page 5

no plan or intention to dispose of the CMI Common Stock distributed to them. To the extent they do have such plan or intent, the CMI Common Stock received by them will adversely affect the ability to satisfy the continuity of interest requirement, and could affect our opinion reflected above.

          This opinion is based, in part, upon relevant legal authority in effect as of the date hereof. We can provide no assurance that the legal authorities upon which this opinion is based will not be amended, revoked or modified (with or without retroactive effect) in a manner which would affect or change our conclusions. Furthermore, should any of the representations set forth above prove to be inaccurate, as of the date hereof or as of the Effective Time of the Merger, our opinions may change.

                                           Very truly yours,



1087:1216:Pbu

                                  EXHIBIT A


          Peregrine Ventures and Peregrine Ventures II, L.P. (the "Partnerships"), privately held venture capital limited partnerships, hold investments for the account of their partners. Following the Expiration Date (defined below), both Partnerships intend to distribute CMI Common Stock received in the Merger to their partners in accordance with the partners' existing interests as part of the process of distributing all of the partnership assets following expiration of the initial term of the Partnerships. "Expiration Date" means the date on which CMI shall have first publicly released financial results of CMI for a period that includes at least 30 days of combined operations of CMI and MNI after the Merger. Neither Partnership has any knowledge of any present plan or intention on the part of any partner to sell, exchange or otherwise dispose of any CMI Common Stock when received. Due to recent changes in tax laws, the Partnerships could determine in the future that it was necessary to sell some or all of the shares in the partnership in lieu of a distribution to partners.

          Dunedin Berkeley Development Capital Limited is in liquidation and, as such, is obliged to dispose of any publicly quoted investments held or received. Therefore, it intends to dispose of its shares of CMI Common Stock received in the Merger.